As Filed with the Securities and Exchange Commission on January 19, 2017
1933 Act File No. 333 -
1940 Act File No. 811 - 22925

Securities and Exchange Commission
Washington, D.C. 20549

Form S-6

For Registration Under the Securities Act of 1933
of Securities of Unit Investment Trusts
Registered on Form N-8B-2

A.	Exact Name of Trust: Elkhorn Unit Trust, Series 13

B.	Name of Depositor: Elkhorn Securities, LLC

C.	Complete Address of Depositor’s Principal Executive Offices:

Elkhorn Securities, LLC
207 Reber Street
Suite 201
 Wheaton, Illinois 60187

D.	Name and Complete Address of Agent for Service:

Copies to:
Benjamin T. Fulton Chief Executive Officer Elkhorn Securities, LLC 207 Reber Street Suite 201 Wheaton, Illinois 60187 (630) 384-8714	Morrison C. Warren, Esq. Chapman and Cutler LLP 111 West Monroe Street Chicago, Illinois 60603 (312) 845-3000

It is proposed that this filing will become effective (check appropriate box)

[ ]	immediately upon filing pursuant to paragraph (b)

[ ]	on (date) pursuant to paragraph (b)

[ ]	60 days after filing pursuant to paragraph (a)(1)

[ ]	on (date) pursuant to paragraph (a)(1) of rule 485

If appropriate, check the following box:

[ ]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E.	Title of Securities Being Registered: Units of fractional undivided beneficial interest.

F.	Approximate Date of Proposed Sale to Public: As soon as practicable after the effective date of the Registration Statement.

[ ]	Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Contents of Registration Statement

A.	Bonding Arrangements of Depositor:

The Depositor will obtain a Securities Dealer Blanket Bond for its officers, directors and employees.

B.	This Registration Statement comprises the following papers and documents.
The facing sheet
The prospectus
The signatures
Consents of Independent Registered Public Accounting Firm and Counsel as indicated
Exhibits as indicated on the List of Exhibits

The information in this Prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer of sale is not permitted.

Preliminary Prospectus Dated January 19, 2017.  Subject to Completion.

Amplify Convertible Equity SecuritiesTM

Amplify/ACESharesTM SB Global Tactical Index Trust

Contents

Overview	2
Investment Objective	2
Principal Investment Strategy	2
About ACEShares	4
Essential Information	7
Portfolio Diversification	7
Fee Table	8
Example	9
Principal Risks	10
Trust Portfolio	14

Statement of Financial Condition	16

Report of Independent Registered Public Accounting Firm	17

The Trust	18
How to Buy Units	18
How to Sell Your Units	22
Distributions	23
Conversion to ACEShares ETF	25
Additional Investment Risks	29
Trust Administration	34
Taxes	38
Index Methedology	42
Annual Trust Operating Expenses	44
Disclaimers	44
Experts	45

PROSPECTUS

[     ], 2017

Amplify Convertible Equity SecuritiesTM (“ACEShares”) are a new type of index-tracking investment product created by Amplify Investments LLC (“Amplify”). ACEShares are organized as unit investment trusts (“UITs”) under the Investment Company Act of 1940, as amended (the “1940 Act”) and are designed to convert at a future date to exchange-traded funds (“ETFs”) upon meeting certain time and asset thresholds. ACEShares UIT portfolios will be sponsored by Elkhorn Securities, LLC (“Elkhorn” or the “Sponsor”).

Amplify will serve as the supervisor and evaluator of the Trust and is anticipated to serve as investment adviser to any ACEShares ETF. Investing in ACEShares involves certain risks as described in this prospectus. As a new type of fund, ACEShares do not have an operating history.

The U.S. Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

You should read this prospectus and retain it for future reference.

AMPLIFY/ACESHARESTM SB GLOBAL TACTICAL INDEX TRUST

OVERVIEW

Amplify/ACESharesTM SB Global Tactical Index Trust (the “Trust”) is an ACEShares UIT organized under the 1940 Act as Elkhorn Unit Trust, Series 13. Elkhorn Securities, LLC serves as the sponsor of the Trust. Amplify Investments LLC will serve as the supervisor and evaluator of the Trust. In addition, if the Trust is converted into an ACEShares ETF, it is anticipated that Amplify will serve as the investment adviser to the ACEShares ETF. Unless converted into an open-end ETF, as described below, the Trust will operate as a UIT and is scheduled to terminate in approximately 25 years.

As set forth in “Conversion to ACEShares ETF”, this Trust will automatically commence the process to convert to an open-end ETF upon the occurrence of each of the following:

•	the one-year anniversary of the Trust’s initial date of deposit; and
•	the Trust exceeds $ _____ in assets under management.

In lieu of investing in the Trust, a direct investment can be made in the underlying ETFs. These direct investments can be made without paying the sales charge, operating expenses and organizational costs of the Trust.

INVESTMENT OBJECTIVE

The Trust seeks to provide long-term capital appreciation with capital preservation as a secondary objective.

PRINCIPAL INVESTMENT STRATEGY

The Trust will invest at least 80% of its total assets in the ETFs that comprise the Silver Birch Global Tactical Index (the “Index”). The Index uses Silver Birch Capital Advisor’s (“Silver Birch”) proprietary, rules-based methodology to select and invest in at least three ETFs, based on the Index eligibility criteria discussed below. The portfolio attempts to replicate, before fees and expenses, the performance and characteristics of the Index.

The Index was created and is maintained by Silver Birch. Silver Birch is not affiliated with the Trust, the Sponsor or Amplify Investments LLC (the “ETF Adviser”).

Index Eligibility

For defined terms and additional details regarding the Index, see “Index Methodology”. The Index consists of securities from two portfolios, Portfolio 1 and Portfolio 2.

The composition of Portfolio 1 is determined quarterly and follows the procedure below:

1.
For each security from the Portfolio 1 Universe, comprising of iShares Russell 2000 ETF, SPDR Euro Stoxx 50 ETF, iShares 20+ Year Treasury Bond Fund, iShares Russell 3000 ETF, Powershares QQQ Trust Series 1, SPDR Gold Shares, calculate the Four-Month Performance, the Two-Month Performance and the Three-Month Volatility.

2.
Create a total rank (performance ranked in descending order, volatility ranked in ascending order) defined as 0.4 x Four-Month Performance rank + 0.3 x Two-Month Performance rank + 0.3 x Three-Month Volatility rank. In case of a tie on the total rank the Four-Month Performance rank determines the order.

3.	Select the two best ranked securities. Weight the securities equally.

4.
If the Closing Price of a security is below its six-month SMA as of the Selection Day, the respective security will be substituted with the iShares 1-3 Year Bond Treasury ETF (weighted as 15% of the Portfolio), the iShares 7-10 Year Treasury Bond ETF (weighted as 20% of the Portfolio) and the iShares 20+ Treasury Bond ETF (weighted as 15% of the Portfolio).

The composition of Portfolio 2 is determined quarterly and follows the procedure below:

1.
For each security from the Portfolio 2 Universe, comprising of iShares TIPS Bond ETF, iShares MSCI Emerging Markets ETF, iShares MSCI EAFE ETF, iShares Cohen & Steers REIT, iShares S&P 500 Value ETF, iShares S&P 500 Growth ETF, and Powershares DB Commodity ETF, calculate the Two-Month Performance, the Twenty-Day Performance and the Three-Month Volatility.

2.
Create a total rank (performance ranked in descending order, volatility ranked in ascending order) defined as 0.45 x Two-Month Performance rank + 0.3 x Twenty-Day Performance rank + 0.25 x Three-Month Volatility rank. In case of a tie on the total rank the Two-Month Performance rank determines the order.

3.	Select the best ranked security.

4.
If the Closing Price of the security is below its three-month SMA as of the Selection Day, the security will be substituted with the iShares 1-3 Year Bond Treasury ETF (weighted as 30% of the Portfolio), the iShares 7-10 Year Treasury Bond ETF (weighted as 40% of the Portfolio) and the iShares 20+ Treasury Bond ETF (weighted as 30% of the Portfolio).

The Index is rebalanced on the second business day of March, June, September and December, but may be adjusted more frequently for specific corporate events. Portfolio 1 will constitute 60% of the Index and Portfolio 2 will constitute 40% of the Index.

The Sponsor seeks to replicate the composition of the Index in the Trust’s portfolio to the extent practicable. During the Trust’s life, the portfolio will change to reflect any change in the component securities in the Index. The Trust’s portfolio will generally change to reflect any changes in the components of the Index only at the time that the Index is rebalanced. Precise replication of the securities in the Index may not be achieved at the time of the Index rebalancing because it may be economically impracticable or impossible to acquire the securities due to procedural policies of the Trust. In addition, the Sponsor may adjust weightings of the Index components to respond to diversification constraints or other regulatory requirements.

ABOUT ACESHARES

ACEShares are a new type of index-tracking investment product that is seeking to operate pursuant to an order that is currently pending with the SEC that is requesting an exemption from certain provisions of the 1940 Act. As a new type of fund, ACEShares do not have an operating history and there can be no guarantee that, if the Trust converts from a UIT to an ETF, an active trading market for ACEShares will develop.

Initial Organization as a UIT. An ACEShares portfolio begins as a UIT. UITs are investment companies registered under the 1940 Act that issue redeemable securities registered under the Securities Act of 1933, as amended. A UIT typically issues redeemable securities (or "units"), like a mutual fund, which means that the UIT will buy back an investor’s units, at the investor’s request. Unlike mutual funds, UITs are unmanaged portfolios and have defined lives. Units of ACEShares UITs will invest in securities that follow an index that is set for the life of the Trust. Units of an ACEShares trust may be purchased on any business day the New York Stock Exchange is open by contacting a financial professional. Similar to mutual funds, investors may redeem ACEShares units every business day at the redemption price, which is based on the current net asset value (“NAV”) of the units. A UIT will have a termination date (a date when the UIT will terminate and dissolve) that is established when the UIT is created. When a conventional UIT terminates, any remaining investment portfolio securities are sold and the proceeds are paid to the investors. A UIT does not have a board of directors, corporate officers, or an investment adviser to render advice during the life of the trust. For more information, please see “The Trust”.

Potential Conversion to an ACEShares ETF. ACEShares UITs are designed to convert to an ACEShares ETF upon meeting certain time and asset thresholds. This Trust will automatically commence the process to convert to an ACEShares ETF upon the occurrence of each of the following:

•	the one-year anniversary of the Trust’s initial date of deposit; and
•	the Trust exceeds $ _____ in assets under management.

It is intended that each ACEShares ETF will have the same investment objective and strategy as its corresponding ACEShares UIT. Prior to conversion, an ACEShares ETF will have been established under state law and registered with the SEC as an open-end management investment company. The adviser for an ACEShares ETF is, subject to applicable approvals, anticipated to be Amplify Investments, LLC.

Exchange-traded funds, or ETFs, are investment companies that are legally classified as open-end companies or UITs, but differ from traditional mutual funds and UITs in the following respects:

•	ETFs do not sell individual shares directly to investors and only issue their shares in large blocks (blocks of 25,000 shares, for example) that are known as "Creation Units."

•
Investors do not generally purchase Creation Units with cash. Instead, they buy Creation Units with a basket of securities that generally mirrors the ETF’s portfolio. Those who purchase Creation Units are frequently institutions.

•
After purchasing a Creation Unit, the purchaser often splits it up and sells the individual shares on a secondary market (e.g. on a stock exchange). This permits other investors to purchase individual shares (instead of Creation Units).

•
Investors who want to sell their ETF shares can sell individual shares to other investors on the secondary market. In addition, ETFs generally redeem Creation Units by giving investors the securities that comprise the portfolio instead of cash.

Like conventional ETFs, upon any conversion, the ACEShares ETF will issue and redeem its shares only with authorized participants (“APs”) that have entered into agreements with the ACEShares ETF’s distributor and only in Creation Units (large blocks of 25,000 shares) or multiples thereof, in exchange for the deposit or delivery of a basket of securities in which the ACEShares ETF invests and/or cash. Except when aggregated in Creation Units, the shares are not redeemable securities of the ACEShares ETF.

Individual shares of an ACEShares ETF converted from an ACEShares UIT may be purchased and sold only on a national securities exchange or alternative trading system through a broker-dealer that offers ACEShares, and may not be directly purchased or redeemed from the ACEShares ETF. Shares are expected to be listed for trading on the [____] (the “Exchange”) and because the shares will trade at market prices rather than NAV, shares may trade at prices greater than NAV (at a premium), at NAV, or less than NAV (at a discount).

Prior to any conversion, ACEShares UIT investors will receive an information statement and prospectus describing in detail the terms of any exchange to an ACEShares ETF from which its ACEShares UIT may convert. For more information on the ACEShares conversion process, see “Conversion to ACEShares ETF.”

ACEShares UIT anticipates that the conversion to ACEShares ETF will be tax-free, both to the investor and the Trust. The Trust will not undertake the conversion unless an opinion of tax counsel confirming such a tax-free result is obtained.

Amplify has applied for a patent on ACEShares. The Trust has licensed the use of Amplify’s intellectual property. See “Fee Table” for more information.

ESSENTIAL INFORMATION

Unit Price at Inception	$10.00
Inception Date	____, 2017
Termination Date	____, 2042
Distribution Date	25th day of December, March, June, and September (commencing on _____ 25, 2017, if any)
Record Date	10th day of December, March, June, and September (commencing on _____ 10, 2017, if any)
Estimated Net Annual Distributions As of _____, 2017 and may vary thereafter	First year: $____ Second year: $____
Evaluation Time
As of the close of trading of the New York Stock Exchange (normally 4:00 p.m., Eastern time; however, on the first day units are sold, the evaluation time will be as of the close of trading on the New York Stock Exchange or the time the registration statement filed with the SEC becomes effective, if later)

CUSIP Numbers
Standard Accounts
Cash Distributions
Fee Account Cash

Reinvested Distributions
Standard Accounts
Fee Account Cash

Ticker

Minimum Investment	$1,000/100 units

PORTFOLIO DIVERSIFICATION

Sector	Approximate Portfolio Percentage

Total	100.00%

Country/Territory (Incorporated)	Approximate Portfolio Percentage

Total	100.00%

Market Capitalization	Approximate Portfolio Percentage

Total	100.00%

FEE TABLE

The amounts below are estimates of the direct and indirect expenses that you may incur based on a ten dollar ($10.00) unit price. Actual expenses may vary.

Investor Fees	Percentage of Public Offering Price (1)	Amount Per $1,000 Invested
Deferred Transactional Sales Charge (2)	____%	$_____
Maximum Sales Load	____%	$_____
Estimated Organization Costs (3) (amount per 100 units paid by the Trust at the end of the initial offering period or after one year, at the discretion of the Sponsor)	$ ____
Annual Trust Operating Expenses	Approximate % of Public Offering Price (1)	Amount Per 100 Units
Trustee’s Fee	_____%	$_____
Supervisory Fee	_____%	$_____
Evaluator’s Fee	_____%	$_____
Bookkeeping and Administrative Fee	_____%	$_____
Estimated Other Trust Operating Expenses (4)	_____%	$_____
Estimated Acquired Fund Expenses (5)	_____%	$_____
Total	_____%	$_____

(1)	Based on a unit with a $10.00 per unit Public Offering Price as of the Inception Date.

(2)
The deferred transactional sales charge is fixed at $0.[___] per unit and is deducted in monthly installments of $0.[___] per unit on ______ 25, 2018, ______ 25, 2018 and _____ 25, 2018. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If units are redeemed or converted to an ACEShares ETF prior to the deferred transactional sales charge period, the entire deferred transactional sales charge will be collected upon redemption or conversion.

(3)
The estimated organization costs include the amount per unit paid by the Trust at the earlier of the end of the initial offering period, which is expected to be approximately __ years from the Inception Date, or after one year.

(4)
Since certain of the operating expenses are fixed amounts, if the Trust does not reach a certain size, or falls below such size over its life, the actual amount of the operating expenses may, in some cases, greatly exceed the amounts reflected. To the extent the actual operating expenses are greater than the estimated amount, only the estimated operating expenses will be charged to the Trust. Any operating expenses exceeding this estimate will be borne by the Sponsor. Other operating expenses do not include brokerage costs and other transactional fees, but will include licensing fees paid by the Trust for the use of intellectual property owned by Amplify and Silver Birch, including an index licensing fee of [__]% per annum of the Trust’s average daily net assets to Silver Birch and a trademark licensing fee of [__]% per annum of the Trust’s average daily net assets to Amplify. Amplify will also receive a fee of [__]%per annum of the Trust’s average daily net assets from the Trust for use of the ACEShares structure, marketing services and platform. In addition, the Trust may pay up to [__]%per annum of the Trust’s average daily net assets in sub-transfer agency fees to the firms that provide unitholder related account services approved by the Trustee. The operating expenses may include global custody charges.

(5)
Although not an actual Trust operating expense, the Trust, and therefore the unitholders of the Trust, will indirectly bear similar operating expenses of the ETFs held by the Trust in the estimated amount provided above. Estimated ETF expenses are based upon the net asset value of the number of ETF shares held by the Trust per unit multiplied by the Annual Operating Expenses of the ETFs for the most recent fiscal year. Unitholders will therefore indirectly pay higher expenses than if the underlying ETFs were held directly. Please note that the Sponsor or an affiliate may be engaged as a service provider to certain ETFs held by your Trust and therefore certain fees paid by your Trust to such ETFs will be paid to the Sponsor or an affiliate for its services to such ETFs.

Example

This example helps you compare the cost of the Trust with other unit trusts and other registered funds. In the example the Sponsor assumes that the Trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the Trust:

Year 1:
Year 3:
Year 5:
Year 10:

This example assumes that you continue to follow the Trust’s strategy.

PRINCIPAL RISKS

As with all investments, you may lose some or all of your investment in the Trust. No assurance can be given that the Trust’s investment objective will be achieved. The Trust also might not perform as well as you expect. This can happen for reasons such as these:

The Portfolio is not Managed. The value of your investment may fall over time. Except in limited circumstances, the Trust will generally hold, and may continue to buy, the same securities even if their market value declines.

Price Volatility. The value of your investment will fluctuate with changes in the value of the Trust’s securities. Securities prices fluctuate for several reasons, including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time, or that you will not lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Portfolio Turnover. The Trust pays transaction costs, such as commissions, when it purchases and sells securities (or “turns over” its portfolio). A higher portfolio turnover will cause the Trust to incur additional transaction costs and may result in higher taxes when units are held in a taxable account. These costs, which are not reflected in the “Fee Table” or in the example, may affect the Trust’s performance.

Dividends Risk. There is no guarantee that the issuers of the securities will declare dividends in the future and, if declared, whether they will remain at current levels or increase over time.

Index Risk. The Trust’s portfolio’s performance might not sufficiently correspond with that of its target index. This can happen for reasons such as the timing of rebalancings, index tracking errors, round lot trading requirements, regulatory restrictions, the time that elapses between an index change and a change in the Trust, and Trust expenses. In addition, since the Trust will hold ETFs, it is likely that the returns and capital appreciation of the portfolio may be lower than if the portfolio was made up of common stocks.

ETF Risk. The Trust invests in shares of the ETFs. ETFs are investment pools that hold other securities. The ETFs in which the Trust invests are passively managed index funds that seek to replicate the performance or composition of a recognized securities index.

ETFs are subject to various risks, including management’s ability to meet the fund’s investment objective. Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of an ETF’s shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. The ETFs have management and operating expenses. Consequently, you will bear not only your share of the Trust’s expenses, but also the expenses of the ETFs. As a result of the Trust’s investment in ETFs, you will incur greater expenses than if you invest directly in the ETFs.

The ETFs in which the Trust invests are subject to annual fees and expenses, including a management fee. Unitholders of the Trust will bear these fees in addition to the fees and expenses of the Trust. See “Fee Table” for additional information.

The Trust is subject to index correlation risk. To the extent that an underlying ETF is an index tracking ETF, index correlation risk is the risk that the performance of an ETF will vary from the actual performance of the fund’s target index, known as “tracking error.” This can happen due to fund expenses, transaction costs, market impact, corporate actions (such as mergers and spin offs) and timing variances. Some ETFs use a technique called “representative sampling,” which means the ETF invests in a representative sample of securities in its target index rather than all of the index securities. The use of representative sampling could increase the risk of a tracking error.

The financial condition of an ETF may worsen, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.

Treasury Bond Risk. The Trust may invest in ETFs that invest in U.S. Treasury obligations. U.S. Treasury obligations are direct obligations of the United States which are backed by the full faith and credit of the United States. U.S. Treasury obligations are generally not affected by credit risk, but are subject to changes in market value resulting from changes in interest rates. The value of U.S. Treasury obligations will be adversely affected by decreases in bond prices and increases in interest rates.

Interest Rate Risk. The value of the fixed-income securities in the ETFs will generally fall if interest rates, in general, rise. Typically, fixed-income securities with longer periods before maturity are more sensitive to interest rate changes. In addition, the duration of a bond will also affect its price sensitivity to interest rate changes. For example, if a bond has a duration of five years and interest rates go up by 1%, it can be expected that the bond price will move down by 5%. The Trust may be subject to greater risk of rising interest rates than would normally be the case due to the current period of historically low rates.

Economic Conditions Risk. Economic conditions may lead to limited liquidity and greater volatility. The markets for fixed-income securities, such as those held by certain ETFs, may experience periods of illiquidity and volatility. General market uncertainty and consequent repricing risk have led to market imbalances of sellers and buyers, which in turn have resulted in significant valuation uncertainties in a variety of fixed income securities. These conditions resulted from, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many debt securities remaining illiquid and of uncertain value. These market conditions may make valuation of some of the securities held by an ETF uncertain and/or result in sudden and significant valuation increases or declines in its holdings.

Foreign Securities Risk. Certain ETFs held by the Trust may invest in U.S.-listed foreign securities. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad; the differences between the regulations to which U.S. and foreign issuers and markets are subject; the seizure by the government of company assets; excessive taxation; withholding taxes on dividends and interest; limitations on the use or transfer of portfolio assets; and political or social instability. Other risks include the following:

•	Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments;

•	Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations; and

•	Future political and governmental restrictions might adversely affect the payment or receipt of income on the foreign securities.

Emerging Markets Risk. Certain ETFs held by the Trust may invest in securities issued by companies headquartered in countries considered to be emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. Companies headquartered in emerging market countries may be exposed to greater volatility and market risk.

European Companies Risk. Certain ETFs held by the Trust may be concentrated in European issuers. As a result, political, economic or social developments in Europe may have a significant impact on the securities included in the Trust. Furthermore, the European sovereign debt crisis and the related austerity measures in certain countries have had, and continue to have, a significant negative impact on the economies of certain European countries and their future economic outlooks.

Real Estate Investment Trust Risk. Certain ETFs held by the Trust may invest in real estate investment trusts (“REITs”). REITs may concentrate their investments in specific geographic areas or in specific property types, such as, hotels, shopping malls, residential complexes and office buildings. The value of the REITs and other real estate securities and the ability of such securities to distribute income may be adversely affected by several factors, including: rising interest rates; changes in the global and local economic climate and real estate conditions; perceptions of prospective tenants of the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; declines in the value of real estate; the downturn in the subprime mortgage lending market and the real estate markets in the United States; and other factors beyond the control of the issuer of the security.

Commodity Risk. Certain ETFs held by the Trust invest in commodities. The prices of commodities may fluctuate quickly and dramatically and may not correlate to price movements in other asset classes. An active trading market may not exist for certain commodities. Each of these factors and events could have a significant negative impact on the Trust.

Industry Concentration Risk. The ETFs in which the Trust invests may be concentrated to a significant degree in a single industry or sector. An ETF concentrated in a single industry or sector presents more risks than a fund that is broadly diversified over several industries or sectors. To the extent that the ETFs of the Index concentrate in issuers in a particular industry or sector, the Trust will also concentrate its investments to approximately the same extent. By concentrating its investments in an industry or sector, the Trust may face more risks than if it were diversified broadly over numerous industries or sectors.

Small- and Mid-Cap Companies Risk. Certain ETFs held by the Trust invest in securities issued by small- and mid-capitalization companies. These securities customarily involve more investment risk than securities of large capitalization companies. Small- and Mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.

Financial Condition of an Issuer. The financial condition of an issuer held by an ETF may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

Payment and Distribution Risk. An ETF or an issuer of securities held by an ETF may be unwilling or unable to make principal payments and/or to declare distributions in the future, may call a security before its stated maturity, or may reduce the level of distributions declared. Issuers may suspend dividends during the life of the Trust. This may result in a reduction in the value of your units.

Legislation and Litigation. From time to time, various legislative initiatives or regulatory standards are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding any of the issuers of the securities, or of the industries represented by such issuers, may negatively impact the value of these securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the securities.

Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

TRUST PORTFOLIO
ELKHORN UNIT TRUST, SERIES 13
AMPLIFY/ACESHARES™ SB GLOBAL TACTICAL INDEX TRUST
AS OF THE TRUST INCEPTION DATE, ______, 2017

Number of Shares	Ticker Symbol	Issuer	Percentage of Aggregate Offering Price	Market Value per Share (1)	Cost of Securities to Trust (2)
EXCHANGE-TRADED FUNDS: 100%

TRUST PORTFOLIO
ELKHORN UNIT TRUST, SERIES 13
AMPLIFY/ACESHARES™ SB GLOBAL TACTICAL INDEX TRUST
AS OF THE TRUST INCEPTION DATE, ______, 2017

Number of Shares	Ticker Symbol	Issuer	Percentage of Aggregate Offering Price	Market Value per Share (1)	Cost of Securities to Trust (2)

Notes to Portfolio

(1)
The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the Trust’s Inception Date. The Trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)
The cost of the securities to the Sponsor and the Sponsor’s profit (or loss) (which is the difference between the cost of the securities to the Sponsor and the cost of the securities to the Trust) are $____ and $____, respectively.

ELKHORN UNIT TRUST, SERIES 13
STATEMENT OF FINANCIAL CONDITION AS OF ______, 2017

Investment in Securities
Contracts to purchase underlying securities (1)(2)	$
Total	$
Liabilities and interest of investors
Liabilities
Organization costs (3)	$
Deferred transactional sales charge (4)
Total
Interest of investors:
Cost to investors:
Less deferred transactional sales charge and organization costs (3)(4)
Net interest of investors
Total	$
Number of units
Net asset value per unit	$

(1)	Aggregated cost of the securities is based on the closing sales price evaluations on the business day prior to the Trust’s Inception Date as determined by the Evaluator.

(2)
Cash or an irrevocable letter of credit has been deposited with The Bank of New York Mellon (the “Trustee”) covering the funds (aggregating $150,000 for the Trust) necessary for the purchase of securities in the Trust represented by purchase contracts.

(3)
A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. These costs have been estimated at $[___] per 100 units for the Trust. A distribution will be made as of the earlier of the close of the initial offering period or one year following the Trust’s Inception Date to an account maintained by the Trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4)	The maximum sales charge is [___]%.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Unitholders
Elkhorn Unit Trust, Series 13

We have audited the accompanying statement of financial condition, including the Trust portfolio set forth on pages 14 and 15 of this prospectus, of Elkhorn Unit Trust, Series 13, as of ______, 2017, the initial date of deposit. The statement of financial condition is the responsibility of the Trust’s Sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Trust’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition and assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statement of financial condition presentation. Our procedures included confirmation with The Bank of New York Mellon, the Trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of ______, 2017. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Elkhorn Unit Trust, Series 13, as of ______, 2017, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
______, 2017

THE TRUST

HOW TO BUY UNITS

Prior to any conversion, you can buy units of the Trust on any business day the New York Stock Exchange is open by contacting your financial professional. Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, as the result of reinvestment of dividends, will be computed to three decimal places. Unit prices are available daily on the Internet at [www._____.com]. The public offering price of the units includes:

•	the net asset value per unit, plus

•	organization costs, plus

•	the sales charge.

The “net asset value per unit” is the value of the securities, cash and other assets in the Trust reduced by the liabilities of that Trust divided by the total units outstanding. The Sponsor often refers to the public offering price of units as the “offer price” or “purchase price.” The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). If the Sponsor receives your order prior to the close of regular trading on the New York Stock Exchange or authorized financial professionals receive your order prior to that time, then you will receive the price computed on the date of receipt. If the Sponsor receives your order after the close of regular trading on the New York Stock Exchange or if authorized financial professionals receive your order after that time, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to the Sponsor in a timely manner. Certain broker-dealers and clearing firms may charge a transaction or other fee for processing unit purchase orders. Units of the Trust are available for purchase through financial professionals, including the Sponsor, and are not available for purchase directly from the Trust.

Value of the Securities. The Sponsor determines the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. The Sponsor generally determines the value of securities using the last sale price for securities traded on a national securities exchange. For this purpose, the Trustee provides the Sponsor with closing prices from a pricing service approved by the Sponsor. In some cases, the Sponsor will price a security based on its fair value after considering appropriate factors relevant to the value of the security. This will only be done if a security is not principally traded on a national securities exchange or if the market quotes are unavailable or inappropriate.

The Sponsor determined the initial prices of the securities shown under “Trust Portfolio” for the Trust in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day the Sponsor sells units it will compute the unit price as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the SEC becomes effective, if later.

Organization Costs. During the initial offering period, part of the public offering price of the units represents an amount that will pay the costs of creating your Trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the portfolio consulting fee, if any, the initial fees and expenses of the Trustee and the initial audit. Your Trust will sell securities to reimburse the Sponsor for these costs at the end of the initial offering period or after one year, if earlier. The value of your units will decline when your Trust pays these costs.

Organization costs will only be included in the public offering price during the initial offering period.

Deferred Transactional Sales Charge. You pay a fee when you buy units. We refer to this fee as the “deferred transactional sales charge.” The deferred transactional sales charge is [___]% of the Public Offering Price, based on a $10 unit. This percentage amount of the deferred transactional sales charge is based on the unit price on the Inception Date. To keep your money working longer, we defer payment of the deferred transactional sales charge. In limited circumstances and only if deemed in the best interests of unitholders, the Sponsor may delay the payment of the deferred transactional sales charge from the dates listed under “Fee Table.”

Units purchased after one year from the initial date of deposit will be subject to the entire deferred transactional sales charge at time of purchase. Units sold or redeemed prior to such time as the entire applicable deferred transactional sales charge has been collected will be assessed the remaining deferred transactional sales charge at the time of such sale or redemption.

The Trust will also pay annual Trust operating expenses. See “Annual Trust Operating Expenses”.

Reducing Your Sales Charge. We offer a variety of ways for you to reduce the maximum sales charge you pay. It is your financial professional’s responsibility to alert us of any discount when you order units. Since the deferred transactional sales charge is a fixed dollar amount per unit, the Trust must charge the deferred transactional sales charge per unit regardless of any discounts. However, when you purchase units of the Trust, if you are eligible to receive a discount such that your total maximum sales charge is less than the fixed dollar amount of the deferred transactional sales charge, the Sponsor will credit you the difference between your maximum sales charge and the sum of the deferred transactional sales charge at the time you buy units by providing you with additional units.

Advisory and Fee Accounts. Elkhorn eliminates the deferred transactional sales charge for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions, who charge for financial planning or for investment advisory or asset management services or who provide these services as part of an investment account where a comprehensive “wrap fee” is imposed (a “Fee Account”).

This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount; however, we do not require that you buy units with these CUSIP numbers to qualify for the discount. If you purchase units with these special CUSIP numbers, you should be aware that you may have the distributions automatically reinvested into additional units of your Trust or receive cash distributions. We reserve the right to limit or deny purchases of units not subject to the deferred transactional sales charge by investors whose frequent trading activity we determine to be detrimental to your Trust. See “Expenses” in the prospectus.

Employees. We do not charge the portion of the deferred transactional sales charge that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children under the age of 21 living in the same household and parents) of Elkhorn and its affiliates, or by registered representatives of selling firms and their family members (spouses, children under the age of 21 living in the same household and parents). Please see “Distribution of Units” for more information about the portion of the sales charge that is paid to distribution firms. You pay only the portion of the fee that the Sponsor retains. This discount applies during the initial offering period and in the secondary market. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount.

Dividend Reinvestment Plan. We do not charge any deferred transactional sales charge when you reinvest distributions from your Trust into additional units of the Trust. Since the deferred transactional sales charge is a fixed dollar amount per unit, your Trust must charge the deferred transactional sales charge per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred transactional sales charge that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market. See “How to Buy Units” in this prospectus for more information regarding buying units.

How We Distribute Units. The Sponsor sells units to the public through broker-broker dealers, registered investment advisers, certified financial planners and other firms. The Sponsor may pay part of the sales charge you pay to these distribution firms when they sell units.

The Sponsor may pay additional compensation out of its own assets to broker-dealers that meet certain sales targets and that have agreed to provide services relating to the Trust to their customers. This compensation is intended to result in additional sales of Elkhorn/ACEShares products and/or compensate broker-dealers and financial advisers for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of the Sponsor’s products by the intermediary or its agents, the placing of the Sponsor’s products on a preferred or recommended product list, access to an intermediary’s personnel, and other factors.

The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Sponsor’s products. The Sponsor may make such payments to many intermediaries that sell the Sponsor’s products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

Payments of such additional compensation, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend the Sponsor’s product, including your Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units. We generally register units for sale in various states in the United States. We do not register units for sale in any foreign country. It is your financial professional’s responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part. We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. The amount of gain or loss relating to the Trust is set forth in the Trust’s “Trust Portfolio” on the initial deposit of securities into the Trust.

HOW TO SELL YOUR UNITS

You can sell your units on any business day by contacting your financial professional or, in some cases, the Trustee. Unit prices are available daily on the Internet at [www._____.com] or through your financial professional. We often refer to the sale price of units as the “liquidation price.” You pay any remaining deferred transactional sales charge when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests. Until the end of the initial offering period or one year after the Inception Date, at the discretion of the Sponsor, the price at which the Trustee will redeem units and the price at which the Sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

Selling Units. The Sponsor may maintain a secondary market for units, this means that if you want to sell your units, the Sponsor may buy them at the current net asset value or “liquidation price,” depending on whether or not your Trust is in its initial offering period. The Sponsor may then resell the units to other investors at the public offering price or redeem them for the redemption price. After the close of the initial offering period, the sale and redemption price of units is equal to the net asset value per unit. During the initial offering period, the sale and redemption price of units is equal to the net asset value per unit less the total of any deferred transactional sales charges. During the initial offering period the sale and redemption price is sometimes referred to as the “liquidation price.” Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. The Sponsor may discontinue the secondary market at any time without notice. Even if the Sponsor does not make a market, you will be able to redeem your units with the Trustee on any business day for the current redemption price.

Redeeming Units. You may also redeem your units directly with the Trustee on any day the New York Stock Exchange is open. You will receive the redemption price for a particular day if the Trustee receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the Trustee by the time designated by the Trustee are priced based on the date of receipt. Redemption requests received by the Trustee after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee are priced based on the date of the next determined redemption price, provided they are received in a timely manner by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next redemption price computed after the Trustee receives your completed request.

If you redeem your units, the Trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the Trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the SEC determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the SEC permits.

In-Kind Distribution. You can request an in-kind distribution of the securities underlying your units if you tender at least 2,500 units for redemption (or such other amount as required by your financial professional’s firm or clearing firm). This option is generally available only for securities traded and held in the United States. The Trustee will make any in-kind distribution of securities by distributing applicable securities in book-entry form to the account of your financial professional at The Depository Trust Company. You will receive whole shares of the applicable securities and cash equal to any fractional shares. You may not request this option in the last 30 days of your Trust’s life. The Sponsor may discontinue this option upon 60 days’ notice. If you request an in-kind distribution of the securities underlying units of the Trust, you may incur any distribution or service fees (Rule 12b-1 fees) applicable to those securities.

DISTRIBUTIONS

Distributions. You can elect to:

•	reinvest distributions in additional units of your Trust at no fee; or

•	receive distributions in cash.

Your Trust generally pays distributions of its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. The record and distribution dates are shown under “Essential Information” for the Trust. In some cases, your Trust might pay a special distribution if it holds an excessive amount of cash pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or Trust expenses change.

In addition, your Trust may pay a special distribution in order to maintain the qualification of your Trust as a regulated investment company or to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise tax on undistributed income in the Trust. The amount of your distributions will vary from time to time as companies change their dividends, Trust expenses change or as a result of changes in the Trust’s portfolio.

Reinvest in Your Trust. You can keep your money working by electing to reinvest your distributions in additional units of the Trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the “Essential Information” section of this prospectus. You may also make or change your election by contacting your financial professional or the Trustee. This reinvestment option may be subject to availability or limitation by the broker- dealer or selling firm. In certain circumstances, broker-dealers may suspend or terminate the offering of a reinvestment option at any time.

Estimated annual distributions. The estimated net annual distributions are shown under the “Essential Information” section of this prospectus. We generally base the estimate of the income the Trust may receive on annualizing the most recent ordinary dividend declared by an issuer (or adding the most recent interim and final dividends declared for certain foreign issuers) or on scheduled income payments. However, dividend conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends paid or declared over several years or other periods were used to estimate annual distributions. Due to this and various other factors, actual income payments received by each Trust will most likely differ from the most recent annualized dividends or scheduled income payments. There is no guarantee that the issuers of the securities in the Trust’s portfolio will declare dividends in the future or that if declared they will either remain at current levels or increase over time. Due to this, and various other factors, actual dividends received from the securities may be less than their most recent annualized dividends. In this case, the actual net annual distributions you receive may be less than the estimated amount set forth under the “Essential Information” section of this prospectus. The actual net annual distributions you will receive will vary with changes in each Trust’s fees and expenses, due to the semi-annual distribution dates for the Trust, changes in income payments received and in connection with the sale of securities.

Reports. The Trustee or your financial professional will make available to you a statement showing income and other receipts of your Trust for each distribution. Each year the Trustee will also provide an annual report on your Trust’s activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your Trust, if available.

CONVERSION TO ACESHARES ETF

As set forth in the Standard Terms and Conditions of Trust, dated ____ (the “Trust Agreement”), the Trust will automatically commence procedures to cease operating as a conventional UIT and to exchange its units for shares in an ETF upon the occurrence of each of the following (“Conversion Trigger Date”):

•	the one-year anniversary of the Trust’s initial date of deposit (the “Threshold Date); and

•	the Trust maintains $ _____ in assets under management (the “Threshold Amount”).

The above conditions are collectively referred to as the “Conversion Trigger Conditions.”

Establishing the ACEShares ETF

Before the Conversion Date (as defined below), the ACEShares ETF will have been established and registered with the SEC under the 1940 Act, as an open-end management investment company. The procedures, processes custodial, operational, clearance, settlement, trading, listing and distribution arrangements for the ACEShares ETF shares will be the same as those for conventional ETFs and its shares. The ACEShares ETF will be structured and operated as a passive index ETF with a strategy identical to the strategy of the Trust.

On or before the time that the Threshold Amount/Threshold Date, if applicable, is reached for a particular series converting into an ACEShares ETF, the ACEShares ETF previously will have been established under state law and registered with the SEC under the 1940 Act as an open-end management investment company. In addition, the ACEShares ETF will be structured and operated in accordance with the terms and conditions of its exemptive orders issued by the SEC granting relief under the 1940 Act. The ACEShares ETF must be fully operational and at such time will have, among other things:

•	a board of trustees or directors, the majority of whom will be independent;

•	an adviser registered with the SEC under the 1940 Act and an advisory agreement with Amplify;

•	at least an initial shareholder;

•	a Code of Ethics and a compliance officer;

•
all service providers necessary to operate the ACEShares ETF including its administrator, custodian, securities lending agent, insurance provider, the Depository Trust & Clearing Corporation and at least two APs;

•	all agreements, contracts, board resolutions, authorizations and listing rules necessary to operate the ACEShares ETF and to list its Shares on an exchange; and

•
all service providers, agreements, contracts, board resolutions and authorizations necessary to conduct the exchange transaction and issue and exchange its Shares in exchange for Units and the pro-rata portfolio holdings.

Conversion and Exchange

Within __ business days of the Conversation Trigger Date, the Sponsor will notify the Trustee that the Conversion Trigger Conditions have been met. The Trustee will send a conversion notice (“Conversion Notice”) to all unitholders within __ business days. As set forth in the Trust Agreement, the Conversion Notice will state the following information:

•	the conversion date (the“Conversion Date”);

•	the record date for the Conversion Date;

•	the termination date for the UIT (“Termination Date”);

•	that the exchange, and offer of Shares, can only be made pursuant to a statutory prospectus relating to the ACEShares ETF which will be distributed to all Unitholders;

•	that all costs relating to the conversion will be borne by the Sponsor or Amplify, as applicable, and not by the Trust nor the ACEShares ETF;

•
that on a specified date prior to the Conversion Date, pursuant to the Trust Agreement, the Trustee will deduct all outstanding costs and expenses of the Trust and apply them on a pro-rata basis for all unitholders prior to calculating the Trust’s final NAV (“Final NAV”);

•	that all units tendered to the Trustee for redemption on the Conversion Date and all units exchanged for ACEShares ETF shares will be priced at Final NAV;

•	that all units tendered for redemption and units exchanged for ACEShares ETF shares will be cancelled, and that the Trust will be terminated on the Termination Date;

•
that ACEShares ETF shares received in exchange for units must be held in a brokerage account and provide unitholders with instructions as to how to contact the distributor or broker-dealers if they do not have such an account;

•
that ACEShares ETF shares (i) are not redeemable, (ii) can only be sold in the secondary market through a broker-dealer at current market prices, not NAV, (iii) may be subject to brokerage commissions, and (iv) will not be subject to any up-front or deferred sales charge;

•
that any unitholder receiving ACEShares ETF shares will be deemed to have consented to the appointment of the ACEShares ETF Board of Directors and to the approval of the ACEShares ETF’s advisory contract with Amplify;

•	that initial ACEShares ETF shares resulting from the tender of units may be in an initial Creation Unit size that may differ from the established size mandated for all future Creation Units of shares;

•	that all units will be converted into whole shares (with any fractional shares to be distributed in cash);

•	that whole shares received in exchange for units will not constitute a taxable event but that any cash received in lieu of fractional shares would be a taxable event; and

•	that the Trust has received an opinion of counsel that the conversion will not be taxable to investors or to the Trust.

Prior to the Conversion Date, Unitholders will receive a registration statement and an information statement which describes the terms and of the conversion and exchange. Any Unitholder receiving shares of the ACEShares ETF will be deemed to have consented to the appointment of the ACEShares ETF’s Board of Directors and to the approval of the ACEShares ETF’s advisory contract with Adviser. In addition, the registration statement will explain the tax consequences of tendering Units for redemption and cancellation; and receiving ACEShares ETF shares in exchange for units on the Conversion Date. Upon the conversion, there will be a final registration statement for the ACEShares ETF.

Prior to the Conversion Date, the Trustee will calculate the final NAV for the Trust. Unitholders will have the option of (i) automatically tendering their units and accepting new shares of the ACEShares ETF, as applicable, in exchange for such units or (ii) tendering their units for redemption at the final NAV in cash or in kind, depending upon the number of units tendered. The Trustee will sell or distribute in kind the portfolio holdings represented by units tendered for redemption. Units that are not tendered for redemption will be automatically exchanged at final NAV for shares of the ACEShares ETF on the designated Conversion Date.

Subsequent to any Conversion Date, the units will no longer be redeemable but will be listed on the Exchange where they will be purchased and sold at intraday negotiated prices rather than NAV calculated once daily.

Prior to conversion to an ACEShares ETF, Amplify will submit an application to list the ACEShares ETF’s individual shares on the Exchange, and it is expected that one or more member firms will be designated to maintain a market for the shares trading on the Exchange. Individual shares may also be cross-listed on one or more foreign securities exchanges. Neither the Sponsor nor Amplify, as applicable, nor any distributor, nor any affiliated person of a Trust, ACEShares ETF, Sponsor or Adviser, as applicable, its promoter or principal underwriter will maintain a secondary market in individual shares.

Individual shares issued by an ACEShares ETF will be listed on the Exchange and traded in the secondary market in the same manner as other equity securities. The price of individual shares trading on the secondary market will be based on a current bid-offer market. No secondary sales will be made to broker-dealers at a concession by any distributor or by a Trust. Purchases and sales of individual shares in the secondary market, which will not involve the Trust, will be subject to customary brokerage commissions and charges.

ACEShares ETF shares are not redeemable and can only be sold in the secondary market through a broker-dealer at current market prices, not NAV. Units received in exchange for shares must be held in a brokerage account. The Conversion Notice will provide additional instructions as to how to contact the Sponsor or broker-dealers if Unitholders do not have such an account. Brokerage commissions may be incurred.

ACEShares UIT unitholders will have the option of automatically tendering units and accepting new ACEShares ETF shares or tendering units for redemption at a price equal to the Final NAV. If an ACEShares UIT unitholder receiving a Conversion Notice fails to tender units for redemption, such units will be automatically exchanged for ACEShares ETF shares at Final NAV on the Conversion Date

Once the conversion is completed, the Trustee will then terminate the Trust and cancel units tendered or exchanged. Remaining payments on the transaction deferred sales charge, if any, will be paid out of the assets of the Trust at the time of conversion.

If a Conversion Event does not occur, then the units will remain operating as a conventional UIT, and will continue to make redemptions at NAV, calculated once daily in the manner described above until termination.

ADDITIONAL INVESTMENT RISKS

All Investments Involve Risk. This section describes the main risks that can impact the value of the securities in your Trust. You should understand these risks before you invest. You could lose some or all of your investment in the Trust. Securities markets may experience significant volatility. If the value of the securities falls, the value of your units will also fall. The Sponsor cannot guarantee that your Trust will achieve its objective or that your investment return will be positive over any period.

Market Risk. Market risk is the risk that a particular security in your Trust, the Trust itself or securities in general may fall in value. Market value may be affected by a variety of factors, including: general securities markets movements, changes in the financial condition of an issuer or a sector, changes in perceptions about an issuer or a sector, interest rates and inflation, governmental policies and litigation, and purchases and sales of securities by the Trust.

Even though the Evaluator carefully supervises your portfolio, you should remember that it does not, nor does the Sponsor, manage your portfolio. Your Trust will not sell a security solely because the market value falls, as is possible in a managed fund.

Price Volatility. The value of your Trust’s units will fluctuate with changes in the value of its underlying securities. Security prices fluctuate for several reasons, including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as current market volatility, or when political or economic events affecting the issuers occur. In addition, security prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trust is not actively-managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, or that you will not lose money. Units of your Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Additional Deposits. Some of the securities may have limited trading volume. The Trustee, with directions from the Sponsor, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the Trust’s failure to participate in any appreciation of those stocks before the cash is invested. If any cash remains at the end of this period (and such date is within the 90-day period following the Inception Date) and cannot be invested in one or more stocks, at what the Sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities. Similarly, at termination of the Trust, the Sponsor reserves the right to sell securities over a period of up to nine business days to lessen the impact of its sales on the market price of the securities. The proceeds received by unitholders following termination of the Trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.

Index Risk. The Trust’s portfolio’s performance might not sufficiently correspond with that of its target index. This can happen for reasons such as the timing of rebalancings, index tracking errors, round lot trading requirements, regulatory restrictions, the time that elapses between an index change and a change in the Trust, and Trust expenses. In addition, since the Trust will hold ETFs, rather than common stocks, it is likely that the returns and capital appreciation of the portfolio may be lower than if the portfolio was made up of common stocks.

Exchange Traded Funds Risk. The Trust invests in shares of the ETFs, which are investment pools that hold other securities. The ETFs are passively managed index funds that seek to replicate the performance or composition of a recognized securities index. ETFs are either open end management investment companies or unit investment trusts registered under the Investment Company Act of 1940, as amended. Unlike mutual funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. ETFs generally sell and redeem shares in large blocks, often referred to as “creation units;” however, the Sponsor does not intend to sell or redeem ETFs in this manner. Shares of ETFs are listed on securities exchanges for trading, which allows investors to purchase and sell individual ETF shares at current market prices throughout the day. The Trust will purchase and sell ETF shares on these securities exchanges. ETFs therefore possess characteristics of traditional open end mutual funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable.

ETFs are subject to various risks, including management’s ability to meet the funds’ investment objective. The Trust is also subject to the risks to which the ETFs may be subject, as well as the ETFs’ management and operating expenses. You will bear not only your share of your Trust’s expenses, but also the expenses of the ETFs. By investing in the ETFs, the Trust incurs greater expenses than you would incur if you invested directly in the ETFs. Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETFs shares may decrease. The amount of such discount from the net asset value is subject to change from time to time in response to various factors.

Index correlation risk. Index correlation risk is the risk that the performance of an index trading ETF will vary from the actual performance of the ETF’s target index, known as “tracking error.” This can happen due to fund expenses, transaction costs, market impact, corporate actions (such as mergers and spin offs) and timing variances. Some ETFs use a technique called “representative sampling,” which means the ETF invests in a representative sample of securities in its target index rather than all of the index securities. The use of representative sampling could increase the risk of a tracking error.

Treasury bond risk. The ETFs held by the trust may include U.S. Treasury bonds. As with other fixed-income securities, U.S. Treasury bonds are subject to interest rate risk and credit risk. Interest rate risk refers to fluctuations in the value of a fixed-income security resulting from changes in the general level of interest rates. When the general level of interest rates goes up, the prices of most fixed-income securities go down. When the general level of interest rates goes down, the prices of most fixed-income securities go up. Credit risk refers to the possibility that the issuer of a security will be unable and/or unwilling to make timely interest payments and/or repay the principal on its debt. However, U.S. Treasury bonds are issued by the United States government and are subject to limited credit risk.

Credit and income risk. Credit risk is the risk that the issuer of a debt security held by an ETF in the Trust is unable to make interest and/or principal payments on the security. An issuer’s credit rating or general market assessments of the issuer’s ability to pay its obligations may affect the market value of the securities in the Trust.

Interest rate risk. Interest rate risk is the risk that the value of securities held by an ETF in your Trust will decline in value because of a rise in interest rates. Generally, securities that pay fixed rates of return will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, securities that pay fixed rates of return with longer periods before maturity are more sensitive to interest rate changes. The Trust may be subject to greater risk of rising interest rates than would normally be the case due to the current period of historically low rates.

Call risk. Call risk is the risk that securities held by an ETF in your trust can be prepaid or “called” by the issuer before their stated maturity. If securities are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a security trading at a premium will reduce your return. Securities held by an ETF in the Trust are more likely to be called when interest rates decline. The securities may also be subject to special or extraordinary call provisions and “mandatory put” features that may cause the securities to be removed from a fund prior to maturity or stated call dates. High-yield or “junk” securities that are rated below investment-grade are generally more susceptible to this risk than investment-grade securities.

Real estate sector risk. Certain ETFs held by the Trust invests in REITs. A REIT is a company that buys, develops, finances and/or manages income-producing real estate. Such securities may concentrate their investments in specific geographic areas or in specific property types, such as hotels, shopping malls, residential complexes and office buildings. The value of the real estate securities and the ability of such securities to distribute income may be adversely affected by several factors, including: rising interest rates; changes in the global and local economic climate and real estate conditions; perceptions of prospective tenants of the safety, convenience and attractiveness of the properties; the ability of the owner to provide adequate management, maintenance and insurance; the cost of complying with the Americans with Disabilities Act; increased competition from new properties; the impact of present or future environmental legislation and compliance with environmental laws; changes in real estate taxes and other operating expenses; adverse changes in governmental rules and fiscal policies; adverse changes in zoning laws; declines in the value of real estate; the downturn in the subprime mortgage lending market in the United States; and other factors beyond the control of the issuer of the security.

Commodity risk. Certain ETFs held by the Trust may invest in commodities. The value of commodities may be affected by, for example, changes in overall economic conditions, changes in interest rates, or factors affecting a particular commodity or industry, such as production, supply, demand, drought, floods, weather, political, economic and regulatory developments. The prices of commodities may fluctuate quickly and dramatically and may not correlate to price movements in other asset classes, such as stocks, bonds and cash. An active trading market may not exist for certain commodities. Each of these factors and events could have a significant negative impact on the Trust.

Foreign securities risk. Certain ETFs held by the Trust may invest in U.S. listed foreign securities. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad; the differences between the regulations to which U.S. and foreign issuers and markets are subject; the seizure by the government of company assets, excessive taxation; withholding taxes on dividends and interest; limitations on the use or transfer of portfolio assets; and political or social instability. Other risks include the following:

•	Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments;

•	Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations; and

•	Future political and governmental restrictions, which might adversely affect the payment or receipt of income on the foreign securities.

Emerging markets risk. Certain ETFs held by the Trust may invest in securities issued by companies headquartered in countries considered to be emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, political risk, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

European companies risk. Certain ETFs held by the Trust may invest in securities issued by companies that are headquartered or incorporated in Europe, which may expose unitholders to additional risks that may be associated with Europe or the European securities markets. A significant number of countries in Europe are member states in the European Union, and the member states no longer control their own monetary policies by directing independent interest rates for their currencies. In these member states, the authority to direct monetary policies, including money supply and official interest rates for the euro, is exercised by the European Central Bank. Furthermore, the European sovereign debt crisis and the related austerity measures in certain countries have had, and continue to have, a significant negative impact on the economies of certain European countries and their future economic outlooks.

Small- and mid-Capitalization company risk. Certain ETFs held by the Trust invest in securities issued by small- and mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. These additional risks are due in part to the following factors. Small- and mid-capitalization companies may:

•	have limited product lines, markets or financial resources;
•	be new and developing companies, which seek to develop and utilize new and/or emerging technologies. These technologies may be slow to develop or fail to develop altogether;
•	have less publicly available information;
•	lack management depth or experience;
•	be less liquid;
•	be more vulnerable to adverse general market or economic developments; and
•	be dependent upon products that were recently brought to market, or upon key personnel.

Interest rate risk. Interest rate risk is the risk that the value of securities held by the ETFs will decline in value because of a rise in interest rates. Generally, securities that pay fixed rates of return will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, securities that pay fixed rates of return with longer periods before maturity are more sensitive to interest rate changes. The Trust may be subject to greater risk of rising interest rates than would normally be the case due to the current period of historically low rates.

Dividends. There is no guarantee that the issuers of the securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Selection risk. Securities selected according to this strategy may not perform as intended. The Trust is exposed to additional risk due to its policies of investing in accordance with an investment strategy. Although the Trust’s investment strategies are designed to achieve the Trust’s investment objective, the strategies may not prove to be successful. The investment decisions may not produce the intended results and there is no guarantee that the investment objective will be achieved.

Liquidity. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, the Trust is restricted under the 1940 Act from selling securities to the Sponsor. The price at which the securities may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the securities are limited or absent.

Financial condition of issuer. The financial condition of an issuer held by an ETF may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

TRUST ADMINISTRATION

The Trust. The Trust is a unit investment trust registered under the 1940 Act. The Sponsor created your Trust under the Trust Agreement between Elkhorn Securities, LLC (as depositor), Amplify Investments, LLC (as evaluator and supervisor, the “Evaluator”) and The Bank of New York Mellon (as trustee). Each unit represents an undivided interest in the assets of the Trust. To create the Trust, the Sponsor deposited securities with the Trustee (or contracts to purchase securities along with an irrevocable letter of credit, cash or other consideration to pay for the securities). In exchange, the Trustee delivered units of the Trust to the Sponsor. These units remain outstanding until redeemed or until your Trust terminates. At the close of the New York Stock Exchange on the Trust’s Inception Date or on the first day units are sold to the public, if later, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units and fractional interest of each unit in your Trust will increase or decrease to the extent of any adjustment.

Changing Your Portfolio. The Trust is not a managed fund. Unlike a managed fund, the Trust’s ability to buy and sell securities is limited. The Trust will generally buy and sell securities:

•	to invest on an ongoing basis in substantially all of the securities that comprise the Index and to replicate the composition of the Index;
•	to pay expenses;
•	to issue additional units or redeem units;
•	in limiter circumstances to protect the Trust;
•	to avoid direct or indirect ownership of a passive foreign investment company;
•	to make required distributions or avoid imposition of taxes on the Trust;
•	to maintain the qualification of the Trust as a regulated investment company; or
•	as otherwise permitted by the Trust Agreement.

When your Trust sells securities, the composition and diversity of the securities in the portfolio may be altered. If a public tender offer has been made for a security or if a merger, acquisition or similar transaction has been announced affecting a security, the Trustee may either sell the security or accept a tender offer if the Supervisor determines that the action is in the best interest of unitholders. The Trustee will distribute any cash proceeds to unitholders. If your Trust receives securities or other property, it will either hold the securities or property in the portfolio or sell the securities or property and distribute the proceeds. If any contract for the purchase of securities fails, the Sponsor will refund the cash and sales charge attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the Trust Agreement, as described below.

In the event that an issuer of any of the securities in the Trust’s portfolio offers to issue new securities, or to exchange securities for Trust securities, the Trustee will, at the direction of the Sponsor, accept or reject such offer or vote for or against any offer for new or exchanged securities or property in exchange for a portfolio security. Should any issuance, exchange or substitution take place, any securities or cash received will be deposited and promptly sold by the Trustee pursuant to the Sponsor’s direction, unless the Sponsor advises the Trustee to keep such securities or cash.

Notwithstanding the preceding discussion, the Trust will consist of as many of the securities in the Index as is feasible on an ongoing basis. It may be impracticable for the Trust to own certain of such securities at any time. Adjustments to the Trust to match the weightings of the securities as closely as is feasible with their weightings in the Index may occur periodically. Of course, there is no guarantee that this will always be practicable. The excess proceeds from any sale will generally be invested in those securities that are most underrepresented in the Trust. Changes in the Index may occur as a result of merger or acquisition activity. In such cases, the Trust, as a shareholder of an issuer which is the object of such merger or acquisition activity, will presumably receive various offers from potential acquirers of the issuer. The Trust is generally not permitted to accept any such offers until such time as the issuer has been removed from the Index.

If the Index is no longer maintained, we may continue operation of the Trust using the Index as it existed on the last date it was available or we may terminate the Trust.

Replacement Securities. In the event that any contract to purchase a security is not consummated in accordance with its terms (a “Failed Contract Security”), the Sponsor may instruct the Trustee in writing either to effect a buy-in in accordance with the rules of the marketplace where the Failed Contract Securities were purchased or its clearinghouse or to purchase a replacement security (the “Replacement Security”) which has been selected by the Sponsor out of funds held by the Trustee. Purchases of Replacement Securities will be made subject to the following conditions:

•
the Replacement Securities will be securities as originally selected for the Trust or, in the case of the Trust that is a registered investment company for tax purposes, securities that the Sponsor determines to be similar in character as securities originally selected for the Trust;

•	the purchase of the Replacement Securities will not adversely affect the federal income tax status of the Trust;
•
the purchase price of the Replacement Securities will not exceed the total amount of cash deposited, or the amount available under the Letter or Credit deposited, by the Sponsor at the time of the deposit of the Failed Contract Security; and

•	the Replacement Securities will be purchased within 30 days after the failed deposit of the Failed Contract Security.

In the event of a failed Contract Security, where Replacement Securities cannot be purchased, the cash will be returned to the unitholders and generally treated as a return on principal for tax purposes.

Any contract to deliver Trust securities may not exceed 120 days from the effective date of the Trust’s registration statement.

The Sponsor will increase the size of your Trust as it sells units during the initial offering period. When the Sponsor creates additional units, it will seek to replicate the existing portfolio.

When your Trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time the Sponsor creates units and the time the Trust buys the securities. When your Trust buys or sells securities, the Sponsor may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with the Trust or the Trustee.

Investment Policies. When your Trust was created, the Sponsor delivered to the Trustee securities or contracts for the purchase thereof for deposit in the Trust and the Trustee delivered to the Sponsor documentation evidencing the ownership of units of the Trust. After your Trust is created, the Sponsor may deposit additional securities in the Trust, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities. Such additional deposits will be in amounts, which will seek to replicate, as closely as practicable, the portfolio immediately prior to such deposits. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the Trust will pay the associated brokerage fees.

Unitholders will not be able to dispose of or vote any of the securities in the Trust. As the holder of the securities, the Trustee will vote the securities and will endeavor to vote the securities such that the securities are voted as closely as possible in the same manner and the same general proportion as are the securities held by owners other than the Trust. However, the Trustee may not be able to vote the securities in the Trust that are traded on foreign exchanges.

Amending the Trust Agreement. The Sponsor, the Evaluator and the Trustee can change the Trust Agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the Sponsor and the Trustee). The Sponsor cannot change this agreement to reduce your interest in the Trust without your consent. Investors owning two-thirds of the units in the Trust may vote to change this agreement.

Termination of the Trust. The Trust will terminate on the termination date set forth under “Essential Information” for the Trust. The Trustee may terminate your Trust early if the value of the Trust is less than 40% of the original value of the securities in the Trust at the time of deposit. At this size, the expenses of your Trust may create an undue burden on your investment. Investors owning two-thirds of the units in your Trust may also vote to terminate the Trust early. The Trustee will liquidate your Trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the Trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the Trust. The Trust may also terminate if the Index is no longer maintained. If this happens, the Sponsor will refund any sales charge that you paid.

The Trust may also terminate early if the Trust is converted into an ACEShares ETF, as set forth above. See “Conversion to ACEShares ETF” for more information.

The Trustee will notify you of any termination and sell any remaining securities. The Trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

The Sponsor. The Sponsor of the Trust is Elkhorn Securities, LLC. Elkhorn is registered under the Securities Exchange Act of 1934, as amended, as a broker-dealer. Elkhorn is organized as a limited liability company under the laws of the State of Delaware. Elkhorn is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The principal office of Elkhorn is 207 Reber Street, Suite 201, Wheaton, Illinois 60187. If the Sponsor fails to or cannot perform its duties as Sponsor or becomes bankrupt, the Trustee may replace it, continue to operate the Trust without a Sponsor or terminate the Trust.

The Sponsor and the Trust have adopted a code of ethics requiring their employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Evaluator and the Supervisor. The Evaluator and Supervisor of the Trust is Amplify Investments, LLC, a Delaware limited liability company. Amplify is registered under the Investment Advisers Act of 1940, as amended. While the Evaluator is responsible for evaluating and supervising the Trust’s portfolio, none of the Sponsor, the Trustee nor the Evaluator manages the Trust.

The Trustee. The Bank of New York Mellon is the Trustee of the Trust with its principal unit investment trust division offices located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the Trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. The Sponsor may remove and replace the Trustee in some cases without your consent. The Trustee may also resign by notifying the Sponsor and investors.

Limitations on Liability. The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

The Trust Agreement provides that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the Trust Agreement, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any securities. In the event that the Sponsor shall fail to act, the Trustee may act and shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. The Trust Agreement provides that the determinations made by the Evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement.

The ACEShares ETF will have the same investment strategy and objective as the UIT, but will be treated as a separate fund. Amplify is intended to be the adviser to the ETF upon conversion. The ACEShares ETF will be a series Amplify ETF Trust, an investment company registered under the 1940 Act. Amplify ETF Trust is organized as a Massachusetts business trust. Its Board is responsible for the overall management and direction of Amplify ETF Trust. The Board elects the its officers and approves all significant agreements, including those with Amplify, custodian and fund administrative and accounting agent.

Amplify is a registered investment adviser with its offices at 3250 Lacey Road, Suite 130, Downers Grove, Illinois 60515. As of the date of this prospectus, Amplify does not provide investment advisory services to any clients other than the Amplify ETF Trust.

If the Trust converts to an ACEShares ETF, it is anticipated that Amplify will oversee the investment of the ACEShares ETF’s assets and will be responsible for paying all expenses of the ACEShares ETF, excluding any fee payments under an investment management agreement, interest, taxes, brokerage commissions, acquired fund fees and expenses and other expenses connected with the execution of portfolio transactions, distribution and service fees payable pursuant to a Rule 12b-1 plan, if any, and extraordinary expenses. The ACEShares ETF will not have an investment management fee payable to Amplify that is greater than the expense ratio payable by ACEShares UIT unitholders.

TAXES

This section summarizes some of the main U.S. federal income tax consequences of owning units of the Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status. The Trust intends to qualify as a “regulated investment company” under the federal tax laws. If the Trust qualifies as a regulated investment company and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

Distributions. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your Trust’s distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from the Trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be currently taxable to you. The tax status of your distributions from your Trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your Trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a trnasactional sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Income from the Trust may also be subject to a 3.8% “Medicare tax”. This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

Dividends Received Deduction. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from the Trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on units that are attributable to qualifying dividends received by the Trust from certain corporations may be reported by the Trust as being eligible for the dividends received deduction.

Sale or Redemption of Units. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units.

Capital Gains and Losses and Certain Ordinary Income Dividends. If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Some portion of your capital gains dividends from the Trust may be subject to a higher marginal stated federal tax rate. Capital gain received from assets held for more than one year that is considered “unrecaptured section 1250 gain” (which may be the case, for example, with some capital gains attributable to the REITs included in the Trust) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gains dividend, if any, is subject to the 25% tax rate, will be made based on rules prescribed by the United States Treasury. Capital gains may also be subject to the “Medicare tax” described above.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from your Trust and sell your units at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

Ordinary income dividends received by an individual unitholder from a regulated investment company such as the Trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the Trust itself. Dividends from REITs such as those held by the Trust are qualifying dividends only in limited circumstances. The Trust will provide notice to its unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

In-Kind Distributions. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of Trust securities when you redeem units or when your Trust terminates. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.

Exchanges. If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes.

Deductibility of Trust Expenses. Expenses incurred and deducted by your Trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Trust expenses as income. In these cases, you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual’s adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

Foreign Tax Credit. If your Trust invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your Trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

Investments in Certain Foreign Corporations. If your Trust holds an equity interest in any “passive foreign investment companies” (“PFICs”), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the Trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its Unitholders. The Trust will not be able to pass through to its Unitholders any credit or deduction for such taxes. The Trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, the Trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, the Trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trust will be characterized as dividends for federal income tax purposes (other than dividends which the Trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from the Trust that are properly reported by the Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Trust makes certain elections and certain other conditions are met. Distributions from the Trust that are properly reported by the Trust as an interest-related dividend attributable to certain interest income received by the Trust or as a short-term capital gain dividend attributable to certain net short- term capital gain income received by the Trust may not be subject to U.S. federal income taxes, including withholding taxes when received by certain foreign investors, provided that the Trust makes certain elections and certain other conditions are met. In addition, distributions in respect of units may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury; and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2018.

Tax Consequences of ETF Conversion. Amplify expects that a conversion to an Amplify ETF will qualify as a tax-free reorganization for federal income tax purposes as defined by section 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, it is anticipated that neither the Trust nor its unitholders will recognize any gain or loss for federal income tax purposes as a direct result of a conversion. In addition, it is anticipated that the tax basis in and the holding period of the ACEShares ETF shares received by each unitholder of the ACEShares UIT in the conversion will be the same as the tax basis and holding period of the ACEShares UIT units such unitholder held immediately before the conversion; provided that, with respect to the holding period for the ACEShares ETF shares received, the ACEShares UIT units constructively converted therefore must have been held as capital assets by the shareholder. Prior to the conversion, ACEShares unitholders will receive an information statement describing the material federal income tax consequences of the conversion, based upon the Code, applicable Treasury regulations, and federal administrative interpretations and court decisions in effect as of the date of the information statement.

INDEX METHODOLOGY

The Index was created and is maintained by Silver Birch. The Index Provider is not affiliated with the Fund, Amplify or the Sponsor.

The Index. The Index seeks to [____].

The Selection Universe. The Index Provider selects ETFs for two portfolios.

The Index Provider selects the securities for each portfolio according to the following steps:

The composition of Portfolio 1 is determined quarterly and follows the procedure below:

1.	For each security from the Portfolio 1 Universe, defined below, calculate the Four-Month Performance, the Two-Month Performance and the Three-Month Volatility.

2.
Create a total rank (performance ranked in descending order, volatility ranked in ascending order) defined as 0.4 x Four-Month Performance rank + 0.3 x Two-Month Performance rank+ 0.3 x Three-Month Volatility rank. In case of a tie on the total rank the Four-Month Performance rank determines the order.

3.	Select the two best ranked securities. Weight the securities equally.

4.
If the Closing Price of a security is below its six-month SMA as of the Selection Day the respective security will be substituted with the iShares 1-3 Year Bond Treasury ETF (weighted as 15% of the Portfolio), the iShares 7-10 Year Treasury Bond ETF (weighted as 20% of the Portfolio) and the iShares 20+ Treasury Bond ETF (weighted as 15% of the Portfolio).

The composition of Portfolio 2 is determined quarterly and follows the procedure below:

1.	For each security from the Portfolio 2 Universe, defined below, calculate the Two-Month Performance, the Twenty-Day Performance and the Three-Month Volatility.

2.
Create a total rank (performance ranked in descending order, volatility ranked in ascending order) defined as 0.45 x Two-Month Performance rank + 0.3 x Twenty-Day Performance rank+ 0.25 x Three-Month Volatility rank. In case of a tie on the total rank the Two-Month Performance rank determines the order.

3.	Select the best ranked security.

4.
If the Closing Price of the security is below its three-month SMA as of the Selection Day the security will be substituted with the iShares 1-3 Year Bond Treasury ETF (weighted as 30% of the Portfolio), the iShares 7-10 Year Treasury Bond ETF (weighted as 40% of the Portfolio) and the iShares 20+ Treasury Bond ETF (weighted as 30% of the Portfolio).

If, at any rebalancing date of the Index, the Fund determines that, pursuant to the 1940 Act, and any rules, regulations or interpretations thereunder, a participation agreement is required in order for the Fund to own an Index constituent, and the Fund is unable to procure such participation agreement, then the Index Provider will, at the quarterly rebalancing date, exclude the constituent. The Index Provider will then select the next eligible Index constituent.

Index Weightings. The Index is rebalanced on the second business day of March, June, September and December, but may be adjusted more frequently for specific corporate events. Portfolio 1 will constitute 60% of the Index and Portfolio 2 will constitute 40% of the Index.

Definitions.

•	“Four-Month Performance” is the total return performance over the past 84 Trading Days.

•	“Two-Month Performance” is the total return performance over the past 42 Trading Days.

•	“Twenty-Day Performance” is the total return performance over the past 20 Trading Days.

•	“Three-Month Volatility” is the total return price volatility over the past 63 Trading Days.

•	“Three-Month SMA” is the total return prices simple moving average over the past 63 Trading Days.

•	“Six-Month SMA” is the total return prices simple moving average over the past 126 Trading Days.

ANNUAL TRUST OPERATING EXPENSES

The Trust will pay various expenses to conduct its operations. The “Fee Table” shows the estimated amount of these expenses.

The Trust will pay a fee to the Trustee for its services. The Trustee also benefits when it holds cash for the Trust in non-interest-bearing accounts. The Supervisor receives an annual fee as set forth herein for maintaining surveillance over the portfolio and for performing certain administrative services for the Trust. In providing such supervisory services, the Supervisor may purchase research from a variety of sources, which may include dealers of the Trust. If so provided, the Sponsor may also receive an annual fee for providing bookkeeping and administrative services for the Trust. Such services may include, but are not limited to, the preparation of various materials for unitholders and providing account information to the unitholders. If so provided, the Evaluator may also receive an annual fee for performing evaluation services for the Trust. All of these fees may adjust for inflation without your approval.

The Trust will also pay a licensing fee to Amplify for its use of trademarks, trade names or other intellectual property owned by Amplify. The licensing fee received by Amplify is equal to [__]% annually of the average daily net assets of the Trust and is paid quarterly in arrears for the use of trademarks. The Trust will also pay a royalty for the use of the ACEShares structure, marketing services and platform equal to [__]% annually of the average daily net assets of the Trust and is paid quarterly in arrears.

The Trust will also pay a licensing fee to Silver Birch for its use of the Index, trademarks, trade names or other intellectual property owned by Silver Birch. The licensing fee received by Silver Birch is equal to [__]% annually of the average daily net assets of the Trust and is paid quarterly in arrears.

The Trust may pay up to [__]% annually of the average daily net assets of the Trust and is paid quarterly in arrears in sub-transfer agency fees. Sub-transfer agency services include maintaining documents and records to unitholder accounts.

The Trust may pay expenses such as Trustee expenses (including legal and auditing expenses), licensing fees, various governmental charges, fees for extraordinary Trustee services, costs of taking action to protect the Trust, costs of indemnifying the Trustee and the Sponsor, offering costs incurred after the end of the initial offering period, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the Trustee for advancing funds to meet distributions. The Trust may pay the costs of updating its registration statement each year. The Trustee may pay Trust expenses from distributions received on the securities or may sell securities to pay Trust expenses.

DISCLAIMERS

Silver Birch Capital Advisors (the “Index Provider”) is not affiliated with the Trust, the Sponsor or Amplify Investments LLC. The Silver Birch Global Tactical Index (the “Index”) is a product of the Index Provider. The Trust (or, the “Licensee”) has entered into a license agreement with the Index Provider pursuant to which the Licensee pays a fee to use the Index and the marketing names and licensed trademarks of the Index (the “Trademarks”). The Index is compiled and calculated by Solactive A.G. The Index Provider has no obligation to take the needs of the Licensee or the owners of the Trust into consideration in determining, composing or calculating the Index. The Index Provider will apply all necessary means to ensure the accuracy of the Index. However, the Index Provider shall not be liable (whether in negligence or otherwise) to any person for any error in the Index and shall not be under any obligation to advise any person of any error therein. Neither the publication of the Index by the Index Provider nor the granting of a license of rights relating to the Index or to the Trademarks for the utilization in connection with the Trust represents a recommendation by the Index Provider for a capital investment or contains in any manner a warranty or opinion by the Index Provider with respect to the attractiveness of an investment in the Trust. The Trust is not sponsored, endorsed, or sold by the Index Provider. The Index Provider makes no representation or warranty, express or implied, to the owners of the Trust or any member of the public regarding the advisability of trading in the Trust. The Index Provider is not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Trust to be sold or in the determination or calculation of the equation by which the Trust may be converted. Notwithstanding the foregoing, the Index Provider may independently issue and/or sponsor financial products unrelated to the Trust, but which may be similar to and competitive with the Trust. In addition, the Index Provider may trade financial products which are linked to the performance of the Index. It is possible that this trading activity will affect the value of the Index and the Trust.

THE INDEX PROVIDER DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN AND SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. THE INDEX PROVIDER MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEES, OWNERS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN. THE INDEX PROVIDER MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE INDEX PROVIDER HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

EXPERTS

Legal Matters. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the Trust and has passed on the legality of the units. Dorsey & Whitney LLP, 51 West 52nd Street, New York, New York 10019, acts as counsel for the Trustee.

Independent Registered Public Accounting Firm. The statement of financial condition, including the Trust portfolio, appearing herein has been audited by Grant Thornton LLP, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

Additional Information

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

E-mail:	publicinfo@sec.gov
Write:	Public Reference Section
Washington, D.C. 20549
Visit:	http://www.sec.gov (EDGAR Database)
Call:	202.551.8090 (only for information on the operation of the Public Reference Section)

Call The Bank of New York Mellon
800.701.8178 (investors)/800.647.3383 (brokers)

When units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

The information in the prospectus is not complete and may be changed. We may not sell, or accept offers to buy, securities of a future series until that series has become effective with the SEC. No securities can be sold in any state where a sale would be illegal.

Elkhorn Unit Trust, Series 13
Securities Act file number: 333-_____
Investment Company Act file number: 811-22925

PROSPECTUS	Amplify Convertible Equity Securities

Amplify/ACESharesTM SB Global Tactical Index Trust	DATED _____, 2017

Elkhorn Securities, LLC 207 Reber Street, Suite 201 Wheaton, IL 60187	Email: info@elkhorn.com www.elkhorn.com ACEShares Inquiries: 1-855-267-3837

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Elkhorn Unit Trust, Series 13 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Wheaton, and State of Illinois, on the 19th day of January, 2017.

Elkhorn Unit Trust, Series 13, Registrant

By:	Elkhorn Securities, LLC, Depositor

By:	/s/ Benjamin T. Fulton
Benjamin T. Fulton
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title	Date

/s/ Benjamin T. Fulton	Chief Executive Officer and the Chief Compliance Officer	January 19, 2017
Benjamin T. Fulton	of Elkhorn Securities, LLC

/s/ Philip L. Ziesemer	Chief Financial Officer of Elkhorn Securities, LLC	January 19, 2017
Philip L. Ziesemer

Consent of Independent Registered Public Accounting Firm

The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

Consent of Chapman and Cutler LLP

The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.1 to the Registration Statement.

Consent of Dorsey & Whitney LLP

The consent of Dorsey & Whitney LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.2 to the Registration Statement.

List of Exhibits

1.1	Reference Trust Agreement (to be supplied by amendment).

1.1.1	Standard Terms and Conditions of Trust (to be supplied by amendment).

2.1	Code of Ethics. (Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 for Elkhorn Unit Trust, Series 1 (File No. 333-198204) filed on January 14, 2015.)

3.1	Opinion of counsel as to legality of the securities being registered including a consent tothe use of its name in the Registration Statement (to be supplied by amendment).

3.2	Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

4.1	Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

Memorandum

Re: Elkhorn Unit Trust, Series 13

The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the fund, will be filed by amendment.

1940 Act

Forms N-8A and N-8B-2

Form N-8A and Form N‑8B‑2 was filed in respect of Elkhorn Unit Trust (and subsequent series) (File No. 811-22925).

1933 Act

 The Indenture

The form of the proposed Standard Terms and Conditions of Trust will be filed by amendment.

Chapman and Cutler LLP

Chicago, Illinois
January 19, 2017